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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

March 12, 2012

Re:	BATS Global Markets, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed February 23, 2012

File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock, par value $0.01 per share (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 as filed on February 23, 2012 with the Securities and Exchange Commission (the “Commission”). Amendment No. 4 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated March 8, 2012 (the “Comment Letter”). This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Jeff Ramsay at (212) 450-4243 or the undersigned at (212) 450-4135.

Recent Developments, page 8

1.	We note your revised disclosure on page 8. Please disclose the business purpose behind the grant of the $100 million cash dividend.

The Company has added additional disclosure under the headings “Prospectus Summary—Recent Developments,” “Prospectus Summary—The Offering—Dividend Policy” and “Dividend Policy” in response to the Staff’s comment.

U.S. Securities and Exchange Commission	2	March 12, 2012

Conflicts of Interest, page 8

2.	We note your disclosure that one of your underwriters may have a conflict of interest under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Please revise to include applicable risk factor disclosure.

The Company has added risk factor disclosure under the heading “Risk Factors—Certain affiliates of our strategic investors are underwriters of this offering, and certain affiliates of the underwriters of this offering are also selling stockholders and, therefore, have interests in this offering beyond customary underwriting discounts and commissions” regarding these conflicts of interest.

System limitations, failures or security breaches…, page 28

3.	We note your revised disclosure on page 28. To the extent practicable, please quantify the financial impact of the December hardware failure. Please disclose whether any steps have been taken to help prevent a future occurrence.

The Company estimates that the financial impact of the outage due to the December hardware failure was $10,000 to $15,000, which represents 50% to 75% of the average daily net revenue generated on the BATS Europe order books during December 2011.

The Company has added risk factor disclosure under the heading “Risk Factors—System limitations, failures or security breaches could harm our business” regarding steps taken to prevent a future occurrence.

Unaudited Selected Pro Forma Financial Data, pages 39-43

4.	We note your disclosure in explanatory note (2) on page 40 that pro forma adjustments do not reflect the nonrecurring expenses that you incurred in connection with the Chi-X Europe acquisition. Please tell us why you have not removed these costs as they appear to be a non-recurring charge directly related to the transaction. Please refer to Article 11-02(b) of Regulation S-X.

The Company revised the pro forma adjustments and related notes under the heading “Unaudited Selected Pro Forma Financial Data” to include the nonrecurring expenses incurred in connection with the Chi-X Europe acquisition that were directly attributable to the transaction. Expenses related to retention payments to employees were not reflected in the pro forma adjustments as the Company determined these expenses are not directly attributable to the transaction.

5.	We note your disclosure in note (21) on page F-29 and elsewhere throughout the filing that states that your board of directors approved a cash dividend of $100 million to existing stockholders immediately prior to the closing of the IPO. Please tell us how you considered the guidance in SAB Topic 1B.3 regarding pro forma balance sheet and pro forma earnings per share disclosure.

In response to the Staff’s comment and in accordance with SAB Topic 1B.3, the Company has reflected the declared dividend to its owners in a pro forma statement of financial condition alongside the historical statement of financial condition as of December 31, 2011. Pro forma per share data was not presented as no primary shares are being issued nor will proceeds be received by the Company.

U.S. Securities and Exchange Commission	3	March 12, 2012

Capitalization, page 47

6.	Please revise the Capitalization table to include a column that presents the pro forma amounts before the offering.

The Company advises the Staff that following the filing of Amendment No. 3 the Company has decided not to sell Class A Common Stock in the offering. In light of this change, we respectfully submit that a column that presents the pro forma amounts before the offering would not provide meaningful additional information to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Chi-X Europe Acquisition, page 58

7.	Please describe the company’s class of common stock that was issued to Chi-X Europe’s shareholders in connection with the acquisition.

In response to the Staff’s comment, the Company has revised the disclosure under the headings “Chi-X Europe Acquisition” and “Business—Chi-X Europe Acquisition.”

Business, page 100

8.	Please refer to your added disclosure on page 110 regarding your strategic pricing changes. Please expand your disclosure to explain those changes in greater detail.

The Company has expanded disclosure under the heading “Business—Our Competitive Strengths—Commitment to Competitive and Innovative Pricing” in response to the Staff’s comment.

Principal and Selling Stockholders, page 162

9.	In your letter dated February 3, 2012, you provide a response to comment 46 in our letter dated June 9, 2011. Please confirm to us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker dealer as underwriters if the shares were not issued as underwriting compensation. For those selling shareholders that are affiliates of broker-dealers, please advise us whether:

•	each seller purchased the securities in the ordinary course of business; and

•	at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Also include such disclosure in the prospectus.

U.S. Securities and Exchange Commission	4	March 12, 2012

The Company advises the Staff that no selling shareholders are broker-dealers. As disclosed under the heading “Principal and Selling Stockholders,” the following selling shareholders have represented to the Company that they are affiliates of broker-dealers: Chris Isaacson; Eric Swanson; GETCO Strategic Investments, LLC; Instinet Holdings Incorporated; Lehman Brothers Holdings Inc.; ML IBK Positions, Inc.; ML UK Capital Holdings; Nomura International plc; NTC & Co. FBO Mark Gorton; Jeromy Hiserote and John Martello. The Company advises that (i) each seller acquired the securities in the ordinary course of business and (ii) at the time of acquisition of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

U.S. Securities and Exchange Commission	5	March 12, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:	Mr. Eric Swanson, Esq.
Mr. Jeff Ramsay, Esq.